SCHEDULE 13G


                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13G
                               (RULE 13D-102)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
        TO RULES 13(D)-1(B)(C), AND (D) AND AMENDMENTS THERETO FILED
                         PURSUANT TO RULE 13D-2(B)


                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT _____)*


                       TANNING TECHNOLOGY CORPORATION
---------------------------------------------------------------------------
                              (Name of Issuer)

                  COMMON STOCK, PAR VALUE $0.01 PER SHARE
---------------------------------------------------------------------------
                       (Title of Class of Securities)

                                87588 P10 1
               ----------------------------------------------
                               (CUSIP Number)

                               JULY 22, 1998
               ----------------------------------------------
          (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     |_|   Rule 13d-1(b)
     |_|   Rule 13d-1(c)
     |X|   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13G
CUSIP No. 87588 P10 1                                     Page 1 of 8 Pages


1   NAME OF REPORTING PERSON
    /I.R.S. IDENTIFICATION
    NO. OF ABOVE PERSON

    TTC INVESTORS II LLC

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]
    (SEE INSTRUCTIONS)

3   SEC USE ONLY

4   CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE

  NUMBER OF      5  SOLE VOTING POWER

   SHARES           4,143,022

 BENEFICIALLY    6  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       7  SOLE DISPOSITIVE POWER

PERSON WITH         4,143,022

                 8  SHARED DISPOSITIVE POWER

                    0

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    4,143,022

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)              [ ]
    EXCLUDES CERTAIN SHARES

    (SEE INSTRUCTIONS)

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    20.52%

12  TYPE OF REPORTING PERSON

    OO

                                SCHEDULE 13G
CUSIP No. 87588 P10 1                                     Page 2 of 8 Pages


1   NAME OF REPORTING PERSON
    /I.R.S. IDENTIFICATION
    NO. OF ABOVE PERSON

    AEA TANNING INVESTORS INC.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]
    (SEE INSTRUCTIONS)

3   SEC USE ONLY

4   CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE

  NUMBER OF      5  SOLE VOTING POWER

   SHARES           5,696,770

 BENEFICIALLY    6  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       7  SOLE DISPOSITIVE POWER

PERSON WITH         5,696,770

                 8  SHARED DISPOSITIVE POWER

                    0

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    5,696,770

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)              [ ]
    EXCLUDES CERTAIN SHARES

    (SEE INSTRUCTIONS)

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    28.21%

12  TYPE OF REPORTING PERSON

    CO

                                SCHEDULE 13G
CUSIP No. 87588 P10 1                                     Page 3 of 8 Pages


1   NAME OF REPORTING PERSON
    /I.R.S. IDENTIFICATION
    NO. OF ABOVE PERSON

    AEA INVESTORS INC.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [ ]
    (SEE INSTRUCTIONS)

3   SEC USE ONLY

4   CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE

  NUMBER OF      5  SOLE VOTING POWER

   SHARES           5,696,770

 BENEFICIALLY    6  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       7  SOLE DISPOSITIVE POWER

PERSON WITH         5,696,770

                 8  SHARED DISPOSITIVE POWER

                    0

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    5,696,770

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)              [ ]
    EXCLUDES CERTAIN SHARES

    (SEE INSTRUCTIONS)

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    28.21%

12  TYPE OF REPORTING PERSON

    CO

                                SCHEDULE 13G
CUSIP No. 87588 P10 1                                     Page 4 of 8 Pages


Item 1.

(a)   NAME OF ISSUER:   Tanning Technology Corporation (the "Company")

(b)   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

      4600 South Syracuse Street, Suite 1200
      Denver, Colorado 80237

Item 2.

(a) - (c)   NAME OF PERSON FILING; ADDRESS OF PRINCIPAL BUSINESS OFFICE; AND
            CITIZENSHIP:

            NAME OF PERSON FILING; ADDRESS OF RESIDENCE; AND CITIZENSHIP:
            This statement is filed on behalf of TTC Investors II LLC, a Delaware limited liability company ("TTC Investors II"), AEA Tanning Investors Inc., a Delaware corporation ("AEA Tanning") and AEA Investors Inc., a Delaware corporation ("AEA
            Investors"). AEA Tanning is the Manager of TTC Investors II. By virtue of its being the Manager of TTC Investors II, AEA Tanning may be deemed to have beneficial ownership of any and all shares of Common Stock of the Company beneficially owned by TTC Investors II. AEA Tanning is a wholly owned subsidiary of AEA Investors. The address of TTC Investors II, AEA Tanning and AEA Investors is 65 East 55th Street, New York, New York 10022.

2(d) TITLE OF CLASS OF SECURITIES: Common Stock, par value $0.01 per share (the "Shares")

2(e)        CUSIP NUMBER:  87588 P10 1


Item 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b) or (c), CHECK WHETHER THE PERSON FILING IS A:


            Not applicable.


Item 4.     OWNERSHIP:


(a)         AMOUNT BENEFICIALLY OWNED:

            (i) TTC Investors II may be deemed the beneficial owner of 4,143,022 shares of Common Stock, all of which is held directly by TTC Investors II.

                                SCHEDULE 13G
CUSIP No. 87588 P10 1                                     Page 5 of 8 Pages


            (ii) AEA Tanning may be deemed the beneficial owner of 5,696,770
                 Shares. This number consists of: (A) 4,143,022 shares of Common Stock held by TTC Investors II, (B) 984,237 shares of Common Stock held by TTC Investors I LLC, a Delaware limited liability company, whose managing member is AEA Tanning ("TTC Investors I"), (C) 108,986 shares of Common Stock held by TTC Investors IA LLC, a Delaware limited liability company, whose managing member is AEA Tanning ("TTC Investors IA"), and (D) 460,525 shares of Common Stock held by TTC Investors IIA LLC, a Delaware limited liability company, whose managing member is AEA Tanning ("TTC Investors IIA," and together with TTC Investors I, TTC Investors II, TTC Investors IA, AEA Tanning and AEA Investors, the "AEA TTC Entities").

          (iii) AEA Investors may be deemed the beneficial owner of 5,696,770 shares of Common Stock by virtue of its being the sole stockholder of AEA Tanning.

          (iv) The AEA TTC Entities and certain of the founding members of the Company have entered into an amended and restated shareholder agreement dated as of July 20, 1999. Under this agreement, the parties have agreed that: (A) the board of directors shall initially be comprised of seven directors,
                 (B) the board of directors shall be composed of a designated slate of directors to serve until the first annual meeting of shareholders, and (C) thereafter, the AEA TTC Entities may designate one director to the board of directors and certain of the other founding members may designate in the aggregate two directors to the board of directors.

(b)         PERCENT OF CLASS:

            (i) The number of shares of Common Stock of which TTC Investors II may be deemed to be the beneficial owner constitutes approximately 20.52% of the total number of shares of Common Stock outstanding.

            (ii) The number of shares of Common Stock of which AEA Tanning may be deemed to be the beneficial owner constitutes approximately 28.21% of the total number of shares of Common Stock outstanding.

           (iii) The number of shares of Common Stock of which AEA Investors may be deemed to be the beneficial owner constitutes approximately 28.21% of the total number of shares of Common Stock outstanding.

(c)         NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

            TTC Investors II:

            (i)  sole power to vote or to direct the vote:

                 4,143,022

                                SCHEDULE 13G
CUSIP No. 87588 P10 1                                     Page 6 of 8 Pages


            (ii) shared power to vote or to direct the vote:

                 0

           (iii) sole power to dispose or to direct the disposition of:

                 4,143,022

           (iv)  shared power to dispose or to direct the disposition of:

                 0


            AEA Tanning:

            (i)  sole power to vote or to direct the vote:

                 5,696,770

            (ii) shared power to vote or to direct the vote:

                 0

           (iii) sole power to dispose or to direct the disposition of:

                 5,696,770

           (iv)  shared power to dispose or to direct the disposition of:

                 0


            AEA Investors:

            (i)  sole power to vote or to direct the vote:

                 5,696,770

            (ii) shared power to vote or to direct the vote:

                 0

           (iii) sole power to dispose or to direct the disposition of:

                 5,696,770

           (iv)  shared power to dispose or to direct the disposition of:

                                SCHEDULE 13G
CUSIP No. 87588 P10 1                                     Page 7 of 8 Pages


                 0

Item 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

            Not applicable.


Item 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

            Not applicable.


Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
            COMPANY:

            Not applicable.


Item 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

            Not applicable.


Item 9.     NOTICES OF DISSOLUTION OF GROUP:


            Not applicable.


Item 10.    CERTIFICATIONS:


            Not applicable.

                                SCHEDULE 13G
CUSIP No. 87588 P10 1                                     Page 8 of 8 Pages



                                 SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  February 14, 2000           TTC INVESTORS II LLC

                                    By:  AEA Tanning Investors Inc., its Manager


                                    By:  /s/ Christine J. Smith
                                        ------------------------------------
                                        Christine J. Smith,
                                        Vice President

                                    AEA TANNING INVESTORS INC.


                                    By:  /s/ Christine J. Smith
                                        ------------------------------------
                                        Christine J. Smith,
                                        Vice President

                                    AEA INVESTORS INC.

                                    By:  /s/ Christine J. Smith
                                        ------------------------------------
                                        Christine J. Smith,
                                        Vice President